Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)

		Three
	Six months	months
	ended	ended
	June 30,	March 31,
	2005	2005	2004	2003	2002	2001	2000
Earnings:
Income before income taxes and cumulative effect of an accounting change	$55,096	$23,414	$100,966	$118,095	$71,209	$978	$107,586
Add: Fixed charges	9,338	4,076	11,988	13,204	14,556	10,610	9,455

Total Earnings, as defined	64,434	27,490	112,954	131,299	85,765	11,588	117,041

Fixed Charges
Interest Expense	3,402	1,173	308	62	198	276	339
Amortization of debt expense	690	202	—	—	—	—	—
Estimated interest portion on rental expense	5,246	2,701	11,680	13,142	14,358	10,334	9,116

Total Fixed Charges	9,338	4,076	11,988	13,204	14,556	10,610	9,455

Ratio of earnings to fixed charges	6.9	6.7	9.4	9.9	5.9	1.1	12.4